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                                                                SEC FILE NUMBER
                                                                     1-11570
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING


(CHECK ONE): [X] Form 10-K    [ ] Form 20-K    [ ] Form 11-K    [ ] Form 10-Q
             [ ] Form N-SAR

         For Period Ended: September 30, 1999
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:_________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
Transworld Healthcare, Inc.
Full Name of Registrant

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Former Name if Applicable
555 Madison Avenue
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Address of Principal Executive Office (Street and Number)
New York, New York  10022
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [X] (b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

On December 20, 1999, Transworld Healthcare, Inc. (the "Company") through United Kingdom subsidiaries, completed a new (pound sterling)75 million financing package and refinanced its existing indebtedness. As the transaction required extraordinary management efforts and resources on a continuous basis both domestically as well as in the United Kingdom the Company has been unable to complete their review of their financial statements as well as to integrate the transactions and their effects on the Company into its Annual Report on Form 10-K without unreasonable effort and expense. The Company will file its Annual Report on Form 10-K within 15 days from December 29, 1999.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Wayne Palladino               (914)                 345-8880
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              (Name)                    (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been
         filed? If answer is no, identify report(s).       [X]  Yes  [ ]  No

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                        [X]  Yes  [ ]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                           Transworld Healthcare, Inc.
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                  (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date         12/27/99                     By /s/ Wayne Palladino
    ----------------------------------       ----------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).
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As indicated in Part III management has been unable to finalize the financial statements to date, therefore it is not possible at this time to know whether there will be any significant change in results of operations from the corresponding period for the past fiscal year.